UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of April 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

This current report on Form 6-K is hereby incorporated by reference into Deutsche Telekom's Registration Statements on Form F-3 (Form F-3 File No. 333-12096, No. 333-13550 and No. 333-84510).

TABLE OF CONTENTS

DEUTSCHE TELEKOM AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

The following unaudited pro forma condensed combined statements of operations combine the historical consolidated statement of operations of Deutsche Telekom AG ("Deutsche Telekom") and VoiceStream Wireless Corporation ("VoiceStream"). Deutsche Telekom merged with VoiceStream effective May 31, 2001 in a transaction accounted for as a purchase business combination. These pro forma statements give effect to the Deutsche Telekom/VoiceStream merger as if the combination had occurred on January 1, 2001.

We derived this information from the audited consolidated financial statements of Deutsche Telekom for the year ended December 31, 2001 and the audited statement of operations of VoiceStream for the five months ended May 31, 2001. This information is only a summary and you should read it in conjunction with the historical financial statements and related notes of Deutsche Telekom and VoiceStream, and other information included in this filing or incorporated by reference.

The VoiceStream statement of operations has been converted from U.S. GAAP to German GAAP to be presented on a consistent basis with Deutsche Telekom. The accounting policies of Deutsche Telekom and VoiceStream are substantially comparable, although certain reclassifications have been made to VoiceStream's historical presentation to conform to Deutsche Telekom's presentation. These reclassifications do not materially impact VoiceStream's result of operations for the period presented.

The unaudited pro forma condensed combined statement of operations has been prepared in accordance with German GAAP, which is reconciled to U.S. GAAP. The differences between German GAAP and U.S. GAAP are summarized in the accompanying Note 7.

The unaudited pro forma condensed combined statement of operations is for illustrative purposes only. Deutsche Telekom and VoiceStream may have performed differently had they always been combined. You should not rely on the pro forma condensed combined statement of operations as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined companies will experience after the merger.

DEUTSCHE TELEKOM AG

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
(VOICESTREAM MERGER)
For the Year Ended December 31, 2001
(In euros)
(In thousands, except per share amounts)

	Deutsche Telekom Note 1	January 1, 2001 through May 31, 2001 VoiceStream Notes 2, 9	VoiceStream Merger Adjustments	Adjusted Deutsche Telekom and VoiceStream
Net revenue	48,309,000	1,377,368	—	49,686,368
Other own capitalized costs	879,000	69,532	—	948,532
Total operating performance	49,188,000	1,446,900	—	50,634,900
Other operating income	6,619,000	8,624	—	6,627,624
Goods and services purchased	(13,477,000)	(502,337)	—	(13,979,337)
Personnel costs	(12,114,000)	(313,351)	50,427 (3)	(12,376,924)
Depreciation and amortization	(15,221,000)	(647,854)	(750,436)(4)	(16,619,290)
Other operating expenses	(12,151,000)	(997,928)	—	(13,148,928)
Financial income (expenses), net	(5,348,000)	(284,483)	(153,561)(5)	(5,786,044)
Results from ordinary business activities	(2,504,000)	(1,290,429)	(853,570)	(4,647,999)
Taxes	(808,000)	(17,264)	67,481(6)	(757,783)
Loss after taxes	(3,312,000)	(1,307,693)	(786,089)	(5,405,782)
Income applicable to minority shareholders	(142,000)	(5,095)	—	(147,095)
Net loss (Note 7)	(3,454,000)	(1,312,788)	(786,089)	(5,552,877)
U.S. GAAP reconciling items (Note 7)	3,607,000	41,548	635,456	4,284,004
Income (loss) in accordance with U.S. GAAP prior to cumulative effect of prior years from implementation of SFAS 133 (Note 7)	153,000	(1,271,240)	(150,633)	(1,268,873)
Loss per share under German GAAP (Note 8)	(0.93)			(1.30)
Basic and diluted earnings (loss) per share under U.S. GAAP before implementation of SFAS 133 (Note 8)	0.04			(0.30)

See Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations.

DEUTSCHE TELEKOM AG

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (VOICESTREAM MERGER)
(In euros, except as otherwise indicated)
(In thousands, except per share amounts)

Note 1

This column reflects Deutsche Telekom AG's ("Deutsche Telekom") historical consolidated statement of operations for the twelve months ended December 31, 2001, prepared and presented in accordance with German GAAP, and reconciled to U.S. GAAP.

On May 31, 2001, Deutsche Telekom completed the acquisition of VoiceStream Wireless Corporation ("VoiceStream"). Accordingly, subsequent to the merger date, VoiceStream results are included in Deutsche Telekom's consolidated results. Pursuant to the VoiceStream merger agreement, VoiceStream shareholders received either 3.6693 shares of Deutsche Telekom stock and $15.73 (EUR 18.37) in cash, 3.6683 shares of Deutsche Telekom stock and $15.91 (EUR 18.58) in cash or 3.7647 shares of Deutsche Telekom stock for each VoiceStream common share exchanged. The total purchase consideration was allocated to the estimated fair value of assets and liabilities acquired.

The aggregate purchase price and the purchase price allocations are as follows:

	VoiceStream
Consideration and merger costs:	
Total value of shares issued in merger(a)	24,881,000
Cash payments	4,938,000
Fair value of options and warrants converted	268,000
Fair value of liabilities assumed inclusive of minority interest	20,622,000
Merger related costs	185,000
Total consideration and merger costs	50,894,000
Allocation of purchase price:	
Current assets	2,062,000
Property, plant and equipment	3,923,000
Investments in unconsolidated affiliates	554,000
Licenses and other intangibles	23,055,000
Goodwill	21,300,000
Total allocation of purchase price	50,894,000

(a) Deutsche Telekom issued 986,551,622 shares in conjunction with the VoiceStream merger.

Note 2

This column reflects the VoiceStream statement of operations for the five months ended May 31, 2001 prepared and presented in accordance with German GAAP, and reconciled to U.S. GAAP. The U.S. GAAP financial statements for the five month period ended May 31, 2001 are derived from the audited VoiceStream financial statements filed on a Deutsche Telekom Current Report on Form 6-K dated April 22, 2002. A summary of reconciling items between German GAAP and U.S. GAAP is disclosed in Note 7.

Certain reclassifications have been made to the historical financial information for VoiceStream to conform to Deutsche Telekom's financial statement presentation. These reclassifications do not materially impact VoiceStream's results of operations or financial position.

Note 3

As part of the Deutsche Telekom/VoiceStream merger agreement, Deutsche Telekom agreed to pay existing VoiceStream management and employees retention and incentive bonuses. The payments are recorded as expenses in the periods subsequent to the merger. Since these costs are non-recurring in nature, the associated compensation expense has been eliminated from the pro forma statements of operations.

Note 4

This adjustment represents additional depreciation and amortization expense on tangible and intangible assets resulting from the increased basis in these assets after the purchase price allocation. These tangible and intangible assets are being amortized over their useful lives as follows:

Property, plant and equipment	3 to 40 years
Goodwill	20 years
Licenses	20 years

See discussion of the potential effect of application of SFAS 142 related to the accounting for Goodwill and Licenses on our financial statements in Note 41(f) of the Deutsche Telekom audited consolidated financial statements for year ended December 31, 2001.

Note 5

(a) Deutsche Telekom obtained financing to fund its EUR 4.9 billion cash portion of the Deutsche Telekom/VoiceStream merger consideration. The pro forma adjustment of EUR 168.7 million for the five months ended May 31, 2001 represents additional interest expense that would have been incurred had the merger occurred at the beginning of the period. Interest expense was calculated using Deutsche Telekom's average effective interest rate on fixed rate bonds and debentures of 7.44% for the five months ended May 31, 2001.

(b) As a result of the fair market value adjustments related to debt, a premium of EUR 703.1 million was recorded on the outstanding debt balances. The pro forma adjustment represents the amortization of this premium resulting in a reduction in interest expense of EUR 15.1 million for the five months ended May 31, 2001.

Note 6

This adjustment represents the income tax benefit resulting from the additional interest expense to be recognized by Deutsche Telekom as described in Note 5.

Note 7

The following summarizes the principal adjustments to reconcile net loss under German GAAP to the amounts that would have been reported had U.S. GAAP been applied:

	For the year ended December 31, 2001			
	Deutsche Telekom(a)	January 1, 2001 through May 31, 2001 VoiceStream	VoiceStream Merger Adjustments	Adjusted Deutsche Telekom and VoiceStream
Unaudited pro forma net loss under German GAAP	(3,454,000)	(1,312,788)	(786,089)	(5,552,877)
Deferred financing	—	(11,230)(b)	—	(11,230)
Valuation adjustments of fixed assets	443,000	—	—	443,000
Mobile communications licenses	2,098,000	55,429 (c)	88,200(c)	2,241,629
Internally developed software	166,000	6,579(d)	—	172,579
Effects of dilution gains	(396,000)	—	—	(396,000)
Goodwill and asset differences	(285,000)	—	14,644(f)	(270,356)
Write-down of tradenames	1,040,000	—	—	1,040,000
Value-added tax	(27,000)	—	—	(27,000)
Derivatives and related foreign exchange differences	(31,000)	—	—	(31,000)
Accruals for personnel restructuring	10,000	—	—	10,000
Financing of fixed assets	(42,000)	—	—	(42,000)
Deferral of gains on divestitures	27,000	—	—	27,000
Deferred income	(168,000)	—	—	(168,000)
Asset-backed securitization	(71,000)	—	—	(71,000)
Investment in equity investees	(182,000)	—	—	(182,000)
Effects of full consolidation of Debis, net of tax	(294,000)	—	—	(294,000)
Other differences	253,000	(9,230) (e)	(6,820)(g)	236,950
Income taxes	1,066,000	—	539,432(h)	1,605,432
Unaudited pro forma income (loss) in accordance with U.S. GAAP prior to cumulative effect of prior years from implementation of SFAS 133	153,000	(1,271,240)	(150,633)	(1,268,873)

(a) Deutsche Telekom's German GAAP to U.S. GAAP reconciling items are derived from Note 38 of the Deutsche Telekom audited consolidated financial statements for year ended December 31, 2001.

(b) Under German GAAP, financing costs are expensed as incurred. This adjustment is to amortize previously deferred financing costs over the term of the loan for U.S. GAAP purposes.

(c) Under German GAAP, the acquisition costs of licenses are amortized from the time of the acquisition over the expected period of usage, and the related interest on borrowings made to finance the acquisition of the licenses is recognized immediately as expense. Under U.S. GAAP, amortization of these licenses would commence upon the asset being placed into service, and the related interest on borrowings made to finance the acquisition of the licenses is capitalized and expensed over the same period. This adjustment reverses the amortization expense recognized under German GAAP during the non-operational period of the license and capitalizes interest that was expensed for German GAAP purposes.

(d) Under German GAAP, internal software development costs are not capitalized. This adjustment capitalizes and amortizes costs capitalizable for U.S. GAAP purposes.

(e) Included in other differences are the following items:

(i) Under U.S. GAAP, certain derivative adjustments are recorded in other comprehensive income. Under German GAAP, derivative adjustments are recorded against net income.

(ii) For U.S. GAAP, costs such as leases are capitalized on cell sites not yet placed in service. For German GAAP, these costs are expensed.

(f) The application of German GAAP results in differences from U.S. GAAP related to certain aspects of the accounting for the purchase of VoiceStream, which resulted in a higher goodwill balance for German GAAP than for U.S. GAAP. This adjustment reverses the additional amortization expense recognized under German GAAP.

(g) Deferred compensation expense was recorded for U.S. GAAP in connection with the Deutsche Telekom/VoiceStream merger related to the intrinsic value of the unvested stock options for which future service is required. Under U.S. GAAP this balance is expensed over the remaining future vesting periods of the VoiceStream grants estimated to be an average of three years. This adjustment records the additional deferred compensation expense recognized under U.S. GAAP.

(h) For German GAAP, the income tax benefit is not recorded until the company becomes taxable. Under U.S. GAAP, an income tax benefit is recorded related to net operating loss carryforwards. No valuation allowance has been recorded as the VoiceStream deferred tax liabilities recorded are anticipated to offset the deferred tax assets. See discussion of the potential effect of application of SFAS 142 on our financial statements in Note 41(f) of the Deutsche Telekom audited consolidated financial statements for year ended December 31, 2001.

Note 8

The U.S. GAAP loss per share calculations are calculated before implementation of SFAS 133 for the year ended December 31, 2001. The following summarizes the pro forma loss per share calculation under German GAAP and U.S. GAAP for the year ended December 31, 2001:

	Deutsche Telekom and VoiceStream 12/31/01
German GAAP:	
Pro forma net loss	(5,552,877)
Weighted average Deutsche Telekom ordinary shares outstanding	3,715,021
Shares issued in VoiceStream merger	548,084
Pro forma weighted average shares outstanding	4,263,105
Loss per share	(1.30)
U.S. GAAP — Basic:	
Pro forma loss before implementation of SFAS 133	(1,268,873)
Weighted average Deutsche Telekom ordinary shares outstanding	3,715,021
Shares issued in VoiceStream merger	548,084
Pro forma weighted average shares outstanding	4,263,105
Basic pro forma loss per share	(0.30)
U.S. GAAP — Dilutive:	
Pro forma loss before implementation of SFAS 133	(1,268,873)
Weighted average Deutsche Telekom ordinary shares outstanding	3,715,021
Shares issued in VoiceStream merger	548,084
Effect of dilutive securities:	
Put options and warrants(a)	4,063
Stock options(a)	9,213
Pro forma weighted average shares outstanding	4,276,381
Diluted pro forma loss per share	(0.30)

(a) Adjustment to include the impact of dilutive securities.

Note 9 Pro Forma VoiceStream Statements of Operations

The table below presents the adjustments to convert the historical VoiceStream U.S. GAAP and U.S. dollars consolidated statements of operations for the five month period ended May 31, 2001 to Deutsche Telekom's accounting policies under German GAAP and euros. The VoiceStream consolidated financial statements for the five months ended May 31, 2001 are derived from the audited VoiceStream consolidated financial statements filed in a Deutsche Telekom Current Report on Form 6-K dated April 22, 2002.

	For the five months ended May 31, 2001			
	VoiceStream US $ Note 10	German GAAP Adjustments US $ Note 11	VoiceStream Pre-Acquisition US $	VoiceStream Pre-Acquisition EUR Note 12
Net revenue	1,249,797	—	1,249,797	1,377,368
Other owned capitalized costs	72,454	(5,970)(a) (3,393)(b)	63,091	69,532
Total operating performance	1,322,251	(9,363)	1,312,888	1,446,900
Other operating income	7,825	—	7,825	8,624
Goods and services purchased	(455,811)	—	(455,811)	(502,337)
Personnel costs	(284,329)	—	(284,329)	(313,351)
Depreciation and amortization	(559,409)	(33,422)(c) 4,981(d)	(587,850)	(647,854)
Other operating expenses	(905,501)	—	(905,501)	(997,928)
Financial expenses, net	(258,238)	5,209(d) (16,874)(e) 11,768(f)	(258,135)	(284,483)
Results from ordinary business activities	(1,133,212)	(37,701)	(1,170,913)	(1,290,429)
Taxes	(15,665)	—	(15,665)	(17,264)
Loss after taxes	(1,148,877)	(37,701)	(1,186,578)	(1,307,693)
Income applicable to minority shareholders	(4,624)	—	(4,624)	(5,095)
Net loss	(1,153,501)	(37,701)	(1,191,202)	(1,312,788)

Note 10 Reclassifications

Reclassifications have been made to the VoiceStream historical financial information presented under U.S. GAAP to conform to Deutsche Telekom's presentation under German GAAP.

Note 11 US/German Statement of Operations Adjustments

Accounting principles generally accepted in Germany differ in certain material respects from those generally accepted in the U.S. The differences which are material to restating the historical consolidated or combined statement of operations of VoiceStream are disclosed in Note 9.

(a) Under German GAAP, internal software development costs are not capitalized. This adjustment reverses the costs capitalized and related amortization costs for U.S. GAAP purposes.

(b) For U.S. GAAP, costs such as leases are capitalized on cell sites not yet placed in service. For German GAAP, these costs are expensed.

(c) Under German GAAP, license amortization commences on the date the license is acquired. Under U.S. GAAP, amortization of these licenses would commence upon the asset being placed into service. This adjustment records the amortization expense recognized under German GAAP during the non-operational period of the license.

(d) Under German GAAP, financing costs are expensed as incurred. This adjustment reverses the amortization of financing costs previously expensed for German GAAP, which are expensed in the current period for U.S. GAAP purposes.

(e) Under German GAAP, interest is not capitalized related to the build out of licenses which are not yet placed in service. Under U.S. GAAP, interest costs are capitalized as part of the asset being constructed.

(f) Under U.S. GAAP, certain derivative adjustments are recorded in other comprehensive income. For German GAAP, derivative adjustments are recorded against income. This adjustment records the adjustments to income for German GAAP purposes.

Note 12 Translation of Financial Statements

VoiceStream presents their financial statements in U.S. dollars. Deutsche Telekom presents its financial statements in euros. The results as restated under German GAAP have been translated into euros at the following average rates:

	$		EUR
5 months to May 31, 2001	1.00	to	1.10207

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: April 23, 2002

By: ______________________
Name: Rolf Ewenz-Sandten
Title: Vice President